April 26, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Green Growth Brands Inc.
Registration Statement on Form F-10 (Subject Company: Aphria Inc.)
SEC File No. 333-229329
Application for Withdrawal of Registration Statement

On January 22, 2019, Green Growth Brands Inc. (the “Company”) filed a Registration Statement on Form F-10 (File No. 333-229329) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement has not become effective.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its Registration Statement. The Company is requesting such withdrawal because the underlying exchange offer expired on April 25, 2019 without all of the conditions of the exchange offer (including the statutory minimum tender condition) being satisfied. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the Offer to Purchase and Circular contained therein. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. If you have any questions regarding this request for withdrawal, please contact the undersigned at 647-495-8798.

Very truly yours,

/S/ Kent Kiffner
Kent Kiffner
General Counsel

cc:	Peter Horvath
Green Growth Brands Inc.